SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                  ============

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.   )


                             NETCO INVESTMENTS INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   64110A 10 0
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                                 (CUSIP number)

                           RYERSON CORPORATION A.V.V.
                      7 ABRAHAM DE VEERSTRAAT, P.O. BOX 840
                          CURACAO, NETHERLANDS ANTILLES
                              (011) 599-9-461-3709
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 MARCH 15, 2000
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             (Date of event which required filing of this statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].


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CUSIP NO. 64110A 10 0                13D                       Page 2 of 5 Pages
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1.   NAME OF REPORTING PERSONS

     RYERSON CORPORATION A.V.V.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     ARUBA  (RYERSON CORPORATION A.V.V.)
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                   7.     SOLE VOTING POWER
 NUMBER OF                4,300,000 COMMON SHARES
 SHARES            -------------------------------------------------------------
 BENEFICIALLY      8.     SHARED VOTING POWER
 OWNED BY                 0
 EACH              -------------------------------------------------------------
 REPORTING         9.     SOLE DISPOSITIVE POWER
 PERSON                   4,300,000 COMMON SHARES
 WITH              -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,300,000 COMMON SHARES
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100%
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14.  TYPE OF REPORTING PERSON *
     CO
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---------------------                                          -----------------
CUSIP NO. 64110A 10 0                13D                       Page 3 of 5 Pages
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1.   NAME OF REPORTING PERSONS

     MICHAEL JACKSON
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADIAN (MICHAEL JACKSON)
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                   7.     SOLE VOTING POWER
 NUMBER OF                4,300,000 COMMON SHARES
 SHARES            -------------------------------------------------------------
 BENEFICIALLY      8.     SHARED VOTING POWER
 OWNED BY                 0
 EACH              -------------------------------------------------------------
 REPORTING         9.     SOLE DISPOSITIVE POWER
 PERSON                   4,300,000 COMMON SHARES
 WITH              -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,300,000 COMMON SHARES
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100%
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14.  TYPE OF REPORTING PERSON *
     IN
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
CUSIP NO. 64110A 10 0                13D                       Page 4 of 5 Pages

ITEM  1.  SECURITY  AND  ISSUER.

This Statement relates to Common Shares, with par value of $0.01, of NetCo Investments Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 212, 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.

ITEM  2.  IDENTITY  AND  BACKGROUND.

This  statement  is  being  filed  by:

     (a)  Michael Jackson

     (b)  Address: 3839 Cypress Street, Vancouver, British Columbia, Canada V6J
          3P4

     (c)  Mr. Jackson is an officer and director of the Issuer.

     (d) During the last five years, Mr. Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Jackson has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Jackson is a citizen of Canada.

     (g) Mr. Jackson is an investor and the controlling shareholder of Ryerson Corporation AVV.

     (h) Ryerson Corporation A.V.V. is a corporation organized under the laws of Aruba and established in Aruba as an Aruba Exempt Corporation and is wholly controlled by Mr. Jackson.

     (i) Address: 7 Abraham de Veerstraat, P.O. Box 840, Curacao, Netherlands Antilles.

ITEM 3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Mr. Jackson indirectly acquired the 4,300,000 common shares through Ryerson Corporation A.V.V., a company which he wholly controls. 3,500,000 of the shares were acquired pursuant to an Agreement dated March 15th 2000, between the issuer and Ryerson Corporation, as the fee for the acquisition of a license. Ryerson acquired a further 800,000 common shares, at a fair market value of $0.01 per share, for legal and organizational expenses

ITEM 4.  PURPOSE  OF  TRANSACTION.

On March 15th 2000, Mr. Jackson acquired 4,300,000 common shares in the Issuer indirectly through Ryerson Corporation A.V.V. Following the issuance of the 4,300,000 common shares of the Issuer on March 15th 2000, which transaction gave rise to the obligation to file this report, Mr. Jackson owned a total of 4,300,000 Common Shares of the Issuer directly and indirectly through Ryerson Corporation A.V.V.

Subject to market and business conditions and other factors, Mr. Jackson, either directly himself or through Ryerson Corporation A.V.V., may purchase additional shares, maintain his present ownership of shares or sell some or all of the shares. At present, Mr. Jackson contemplates that such additional shares, if any, would also be purchased for investment purposes only.

CUSIP NO. 64110A 10 0                13D                       Page 5 of 5 Pages


ITEM 5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) The aggregate number and percentage of Issuer Common Shares beneficially owned by Michael Jackson are 4,300,000 and 100%, respectively.

(b)     See  Items  7  through  10  on  the  Cover  Pages  of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Jackson is an officer and director of the Company.

ITEM 7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

No exhibits to be filed.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            July 20, 2004
                        --------------------------------------------------------
                                               (Date)


                                        /s/ Michael Jackson
                        --------------------------------------------------------
                                            (Signature)


                                          Michael Jackson
                        --------------------------------------------------------
                                           (Name/Title)


                        RYERSON CORPORATION A.V.V., by its authorized signatory:

                                        /s/ Edwin Geerman
                        --------------------------------------------------------
                                           (Signature)

                                     Dutch Antilles Management N.V.
                                  Edwin  Geerman,  Managing  Director
                        --------------------------------------------------------
                                          (Name/Title)


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